UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Patni Computer Systems Limited
(Name of Issuer)

Equity Shares, par value Rs. 2 per share
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Equity Share
(Title of Class of Securities)

703248203**
(CUSIP Number)

Christopher G. Lanning
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830
Tel. No.:  (203) 629-8600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 11, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares.  No CUSIP has been assigned to the Equity Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703248203	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON General Atlantic Mauritius Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 703248203	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON General Atlantic GenPar (Mauritius) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 703248203	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 703248203	Page 5 of 8 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 14, 2011 (the “Schedule 13D”) and relates to the equity shares, par value Rs. 2 per share (the “Equity Shares”), of Patni Computer Systems Limited, a company organized under the laws of the Republic of India (the “Issuer”), and the American Depositary Shares, each representing one Equity Share, held by The Bank of New York Mellon, as depositary, issued under a “restricted” American Depositary Receipts facility established on July 15, 2002 (the “Restricted ADSs”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following:

“On May 11, 2011, the Reporting Persons completed the transactions contemplated under the GA Purchase Agreements by disposing (i) 2,752,081 Equity Shares beneficially owned by them for a purchase price of  Rs. 503.5 (Indian Rupees) per Equity Share and (ii) 20,161,867 Restricted ADSs beneficially owned by them for a purchase price of approximately $11.11 per Restricted ADS (together, the “Beneficial Ownership Disposition”). As a result of the Beneficial Ownership Disposition, the Reporting Persons no longer beneficially own any Equity Shares or Restricted ADSs.”

Item 5.  Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated in its entirety as follows:

CUSIP No. 703248203	Page 6 of 8 Pages

“(a)  As of the date hereof, GA Mauritius beneficially owns (directly and through the Restricted ADSs) no Equity Shares*, or 0% of the Issuer’s outstanding Equity Shares.

Because (i) GenPar owns a majority of GA Mauritius’ voting shares and (ii) GA owns all of the outstanding shares of GenPar, the Reporting Persons may have been deemed to have the power to vote and direct the disposition of the Equity Shares* owned of record by GA Mauritius. As of the date hereof, none of the Reporting Persons may be deemed to beneficially own any Equity Shares*.

(b)  Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of no Equity Shares*.  Each of the Reporting Persons has the sole power to vote or direct the vote of no Equity Shares*, and has the sole power to dispose or direct the disposition of no Equity Shares. *”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Material to be Filed as Exhibits.

Exhibit 4:	Joint Filing Agreement, dated as of May 13, 2011 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended

 _________________

* Including Restricted ADSs.

CUSIP No. 703248203	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2011.

GENERAL ATLANTIC LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC GENPAR (MAURITIUS) LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director

GENERAL ATLANTIC MAURITIUS LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director

CUSIP No. 703248203	Page 8 of 8 Pages

 Exhibit 4
to Schedule 13D

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that it knows or has reason to believe that such information is accurate.

Dated: May 13, 2011.

GENERAL ATLANTIC LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC GENPAR (MAURITIUS) LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director

GENERAL ATLANTIC MAURITIUS LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director